UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    Under the Securities Exchange Act of 1934

                        Citadel Broadcasting Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    17285T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               David Metzman, Esq.
                       c/o Aurelius Capital Management, LP
                         535 Madison Avenue, 22nd Floor
                            New York, New York 10022
                                 (646) 445-6590

                                 with a copy to:

                               Jason Kaplan, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 28, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          (Continued on following pages)
                               (Page 1 of 9 Pages)

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 2 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Partners, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 3 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital International, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 4 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Convergence Fund, Ltd.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 5 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital Management, LP

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 6 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Aurelius Capital GP, LLC

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 7 of 9 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Mark D. Brodsky

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) | |  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     | |
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES | |
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 8 of 9 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

          Reference is made to the Schedule 13D filed on April 15, 2010 (the "Schedule 13D"), as amended by Amendment No. 1, filed on April 23, 2010 and Amendment No. 2, filed on May 11, 2010 ("Amendment No. 2"), relating to the common stock, $0.01 par value (the "Common Stock"), of Citadel Broadcasting Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at: City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment No 3. amends Items 3, 4 and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons, who do not intend to file any further amendments to the
Schedule 13D.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Common Stock purchased by the Aurelius Funds was acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $0.

ITEM 4.       PURPOSE OF TRANSACTION


Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Aurelius Funds, which for the purposes of this Item 4 shall include Aurelius Convergence Master, Ltd. and Aurelius Capital Master, Ltd., acquired shares of Common Stock for investment in the ordinary course of business because they believed that the shares, when purchased, were undervalued and represented an attractive investment opportunity.

     On December 20, 2009, the Issuer and certain of its affiliates (collectively, the "Debtors") filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under chapter 11 of Title 11 of the United States Code (the "Bankruptcy Case").

     On April 21, 2010, the Aurelius Funds filed a preliminary objection in the Bankruptcy Case to confirmation of the Debtors' First Modified Joint Plan of Reorganization (the "Plan"). On May 7, 2010, the Aurelius Funds filed a supplemental brief in support of their objection to the Plan.

     On May 12 and 17, 2010, the Bankruptcy Court held hearings to consider confirmation of the Plan. Following these hearings, the Bankruptcy Court entered an order confirming the Plan and overruling the Aurelius Funds' objections thereto. Each Aurelius Fund subsequently determined to sell its shares based on various factors used to determine its investment decision, including the Bankruptcy Court's ruling. The Reporting Persons no longer have any intention to influence the outcome of the Bankruptcy Case.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER


Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Aurelius Funds entered into transactions in the Common Stock since the filing of Amendment No. 2, which are set forth on Schedule A. The Aurelius Funds are the only Reporting Persons to have effected transactions in the Common Stock since the filing of Amendment No. 2.

----------------------------                        ----------------------------
CUSIP No.  17285T106            SCHEDULE 13D        Page 9 of 9 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: June 2, 2010


AURELIUS CAPITAL PARTNERS, LP               AURELIUS CAPITAL INTERNATIONAL, LTD.

By: Aurelius Capital GP, LLC, its General   By: Aurelius Capital Management, LP,
Partner                                     solely as investment manager and not
                                            in its individual capacity

By:  /s/ Dan Gropper
     ----------------------
Name:  Dan Gropper                          By:  /s/ Dan Gropper
Title: Managing Director                         ---------------
                                            Name:  Dan Gropper
                                            Title: Managing Director


AURELIUS CONVERGENCE FUND, LTD.             AURELIUS CAPITAL MANAGEMENT, LP

By: Aurelius Capital Management, LP,        By:  /s/ Dan Gropper
solely as investment                             ---------------
manager and not in                          Name:  Dan Gropper
its individual capacity                     Title: Managing Director

By:  /s/ Dan Gropper
     ---------------------
Name:  Dan Gropper
Title: Managing Director


AURELIUS CAPITAL GP, LLC                     /s/ Mark D. Brodsky
                                             -------------------
                                             MARK D. BRODSKY

By:  /s/ Dan Gropper
     ----------------------
Name:  Dan Gropper
Title: Managing Director

                                   SCHEDULE A

This Schedule A sets forth transactions in the Common Stock by the Aurelius Funds since the filing of Amendment No. 2. Unless otherwise indicated, all trades were effected in the open market through brokers.


          TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL PARTNERS



Date of Transaction  Shares Purchased (Sold) Price Per Share ($)*    Price Range ($)(1)
-------------------  ----------------------- -------------------   ------------------
     5/11/2010              435,197                  0.1439           0.1360 - 0.1500
     5/13/2010              159,761                  0.0991           0.0875 - 0.1070
     5/17/2010             (461,591)                 0.0511           0.0500 - 0.0741
     5/17/2010               13,075                  0.0900                  N/A
     5/28/2010           (1,308,702)                 0.0208           0.0200 - 0.0253
      6/1/2010           (7,091,768)                 0.0114           0.0100 - 0.0193



* Excluding commissions.




(1) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

       TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CAPITAL INTERNATIONAL




Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(2)
-------------------  -----------------------  -------------------   ------------------
      5/11/2010              564,803                0.1439           0.1360 - 0.1500
      5/13/2010              193,239                0.0991           0.0875 - 0.1070
      5/17/2010             (599,263)               0.0510           0.0500 - 0.0741
      5/17/2010               16,925                0.0900                 N/A
      5/28/2010           (1,699,029)               0.0210           0.0200 - 0.0253
       6/1/2010           (9,206,923)               0.0114           0.0100 - 0.0193


* Excluding commissions.


(2) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.

          TRANSACTIONS IN THE COMMON STOCK BY AURELIUS CONVERGENCE FUND




Date of Transaction  Shares Purchased (Sold)  Price Per Share ($)*  Price Range ($)(3)
-------------------  -----------------------  -------------------   ------------------
    5/17/2010              (121,746)                0.0510           0.0500 -  0.0741
    5/28/2010              (345,174)                0.0210           0.0200 -  0.0253
     6/1/2010             (1,870,473)               0.0114           0.0100 -  0.0193


* Excluding commissions.





(3) The price reported in the column Price Per Share ($)* is a weighted average price if a price range is indicated in the column Price Range ($). These shares were purchased/sold in multiple transactions at prices between the price ranges below. The reporting persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.